SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 3
To
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

INVENTERGY GLOBAL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

46123X409
(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 46123X409

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% (Based on 42,220,861 shares of common stock outstanding as of November 9, 2015)
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 46123X409

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% (Based on 42,220,861 shares of common stock outstanding as of November 9, 2015)
12	TYPE OF REPORTING PERSON* CO

(1)	Mr. Honig is the President of GRQ and in such capacity holds voting and dispositive power over the securities held by GRQ.

CUSIP No. 46123X409

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401K (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% (Based on 42,220,861 shares of common stock outstanding as of November 9, 2015)
12	TYPE OF REPORTING PERSON* OO

(1)	Mr. Honig is the trustee of 401K and in such capacity holds voting and dispositive power over the securities held by 401K.

CUSIP No. 46123X409

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marlin Capital Investments, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% (Based on 42,220,861 shares of common stock outstanding as of November 9, 2015)
12	TYPE OF REPORTING PERSON* OO

(1)	Mr. Honig is the managing member of Marlin and in such capacity holds voting and dispositive power over the securities held by Marlin.

Item 1(a).                  Name of Issuer:

Inventergy Global, Inc., a Delaware corporation (“Issuer”)

Item 1(b).                 Address of Issuer's Principal Executive Offices:

900 E. Hamilton Avenue #180
Campbell, CA 95008

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Barry Honig (“Honig”), GRQ Consultants, Inc. (“GRQ”), GRQ Consultants, Inc. 401K (“401K”) and Marlin Capital Investments, LLC (“Marlin”, and together with Honig, GRQ and 401K, the “Reporting Person”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).                 Citizenship.

Barry Honig is a citizen of the United States. GRQ, 401K and Marlin are organized in the State of Florida.

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).                 CUSIP Number.

46123X409

Item 3.                      Type of Person

Not applicable.

Item 4.                      Ownership.

(a) Amount beneficially owned:    0

(b) Percent of class:  0% (Based on 42,220,861 shares of common stock outstanding as of November 9, 2015)

 (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0
                (ii) Shared power to vote or to direct the vote:  0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of:  0

Item 5.                 Ownership of Five Percent or Less of a Class.

☒

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                       Identification and Classification of Members of the Group.

Not applicable.

Item 9.                       Notice of Dissolution of Group.

Not applicable.

Item 10.                     Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2016	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc.
Date: February 10, 2016	By:	/s/ Barry Honig
Barry Honig, President

GRQ Consultants, Inc. 401K
Date: February 10, 2016	By:	/s/ Barry Honig
Barry Honig, Trustee

Marlin Capital Investments, LLC
Date: February 10, 2016	By:	/s/ Barry Honig
Barry Honig, Managing Member